Exhibit 99.1

Medigus: Polyrizon’s PL-15 Found Effective Against Highly Transmissible SARS-CoV-2 Omicron Variant in Cell Culture Assays

The results are consistent with a series of Polyrizon’s previous successful tests in human coronavirus 229E and Influenza Virus H1N1

Tel Aviv, Israel, April 5, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, today announced that Polyrizon Ltd., a privately held company which Medigus owns 37.03% of its share capital, presented pre-clinical data showing that its Capture and Contain (C&C™) technology, PL-15 product candidate, has demonstrated the potential to reduce the infection rates of the highly transmissible coronavirus Omicron variant BA.1 in Cell Culture Assay.

The Omicron variant is a rapidly spreading variant of SARS-CoV-2, demonstrating an unusually high number of novel mutations, affecting the spike protein targeted by most COVID-19 vaccines and classified as a Variant of Concern (VOC) by the Centers for Disease Control and Prevention (CDC).

Polyrizon evaluated several lead formulations of its platform for their preventative effect against SARS-CoV-2 Omicron Variant BA.1 in cell culture assays. In these studies, different doses of Polyrizon’s product candidates were placed on the host cell surface prior to viral infection to potentially block the interaction and consequent infection. Among the tested formulations, PL-15 demonstrated the highest protection effect against the Omicron BA.1 variant from infecting epithelial host cells. The preventative effect of PL-15 was validated by both PCR for viral load quantification and viral induced cell mortality methods.

Polyrizon’s cell culture assay data showed that PL-15 works to substantially reduce the infection of cells by the SARS-CoV-2 virus. Previous PL-15 data showed similar results for Influenza H1N1 and Human coronavirus 229E.

These results further support the potential of Polyrizon’s proprietary PL-15 to protect the nasal cavity and the respiratory tract, and by that, preventing the viruses from colonizing in the upper respiratory airways.

These pre-clinical data highlight the potential of Polyrizon’s C&C™ technology to provide preventative solution against a variety of different respiratory viruses.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release. More specifically, Medigus uses forward looking statements when describing the potential of Polyrizon’s technology in connection with respiratory viruses including the Omicron variant.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the Securities and Exchange Commission. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party website.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com